March 25, 2013
Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A

Re: Empresa Distribuidora y Comercializadora Norte S.A   (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011, Filed February 7, 2013
Response Dated February 6, 2013
File No. 001-33422

Dear Mr. Mew:

On behalf of the Company, we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 22, 2013, related to the above-referenced Form 20-F (the “Form 20-F”).

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Explanatory Note

Item 3. Key Information

Selected Financial Data, page 5

Note 32. Summary of Significant Differences between Argentine GAAP and U.S. GAAP, page F-121

1.
We note your response to comments 2 and 3 in our letter dated January 9, 2013. We continue to believe the revisions you made to (loss) earnings per share and per ADS from both continuing and discontinued operations throughout the filing should be prominently disclosed and labeled “as restated” and characterized as “error corrections.”  Please revise.

In response to the Staff’s comment, we will amend Form 20-F as follows:

Pages #5 and 6

Net (loss) Earnings per ordinary share attributable to Edenor's shareholders from continuing operations – basic and diluted	As revised (0.038) [**]	As revised (0.162)[**]

Loss per ordinary share attributable to Edenor's shareholders from discontinued operations – basic and diluted……………………	As revised (0.037) [**]	As revised (0.161) [**]

Net (loss) income per ADS attributable to Edenor's shareholders (7) from continuing operations — basic and diluted	As revised (0.754) [**]	As revised (3.245) [**]

Net loss per ADS attributable to Edenor's shareholders (7) from discontinued operations — basic and diluted…………..	As revised (0.747) [**]	As revised (3.217) [**]

[**]
These figures have been revised to correct certain immaterial errors that were made in connection with the calculation of the (loss) earnings per share and per ADS from both continuing and discontinued operations under U.S. GAAP in the Form 20-F filed on April 26, 2012.  In this respect, we have made the following changes:

•	We have excluded the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries;
•
We have corrected a clerical error in “Net loss per ADS – basic an diluted” denominated in U.S. Dollars (we had reported (724.90) instead of (0.7249); we have also revised that figure to reflect the split described in the bullet below, and

•
We have split “Net loss per ADS – basic and diluted” into “Net loss per ADS attributable to Edenor’s shareholders from continuing operations – basic and diluted” and “Net loss per ADS attributable to Edenor’s shareholders from discontinued operations – basic and diluted”.

Presented below are the figures as originally reported within the Form 20-F filed on April 26, 2012:

Net (loss) income per ordinary share– basic and diluted	(0.036)	(0.156)

(Loss) Earning per share from discontinued operations – basic and diluted……………………	(0.036)	(0.153)

Net (loss) income per ADS— basic and diluted	(724.9)	(3.120)

Page #F-121

(Loss) Earnings per share from continuing operations – basic and diluted	As revised (0.162) [**]
(Loss) per share from discontinued operations – basic and diluted	As revised (0.161) [**]

[**]
These figures have been revised to correct an immaterial error in the earnings per share (EPS) calculation under U.S. GAAP in the Form 20-F filed on April 26, 2012.  The disclosure of EPS under U.S. GAAP was corrected to exclude the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries. Original figures as previously reported in the Form 20-F filed on April 26, 2012, were as follows: “(Loss) Earnings per share from continuing operations – basic and diluted”: (0.156); and “(Loss) per share from discontinued operations – basic and diluted”: (0.153).

Page #F-127

(Loss) Earnings per ordinary share from continuing operations attributable to Edenor´s shareholders – basic and diluted	As revised (0.162) [**]

(Loss) per ordinary share from discontinued operations attributable to Edenor´s shareholders – basic and diluted	As revised (0.161) [**]

[**]
These figures have been revised to correct an immaterial error in the earnings per share (EPS) calculation under U.S. GAAP in the Form 20-F filed on April 26, 2012..  The disclosure of EPS under U.S. GAAP was corrected to exclude the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries. Original figures as previously reported in the Form 20-F filed on April 26, 2012, were as follows: “(Loss) Earnings per share from continuing operations – basic and diluted”: (0.156); and “(Loss) per share from discontinued operations – basic and diluted”: (0.153).

Item 19. Exhibits

Exhibit 13.1

2.
We note your response to comment 4 in our letter dated January 9, 2013. We also note that the Form 20-F/A you filed on February 7, 2013 was Amendment No. 2 as you clearly disclosed on the cover page. The certification you filed and included as Exhibit 13.1, however, makes reference to “Amendment No. 1.” Please file a complete amended Form 20-F referencing the proper amendment number filed at that time along with all of the items as required by Form 20-F including a currently dated and signed signature page and required certifications.

In response to the Staff’s comment, we will file a complete amended Form 20-F with all of the items as required by Form 20-F along with a currently dated and signed signature page and required certifications.

***

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

***

Any questions relating to this response letter may be directed to me at 5411 4346-5036 and to my colleague, Leandro Montero, at 5411 4346-5006. We can both be reached by facsimile at 5411 4346-5325.

Sincerely,

                                                                             /s/ Edgardo Volosin
  Edgardo Volosin